SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 26 October 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





BP p.l.c.
Group Results
3rd Quarter 2004


                                                     London 26 October 2004

                         FOR IMMEDIATE RELEASE

                       RECORD NINE-MONTHS RESULT

---------------------------------------------------------------------------

  Third  Second   Third
Quarter Quarter Quarter                                      Nine Months
   2003    2004    2004   $ million                      2004    2003     %

=======================                                ====================
                          Replacement cost profit
  2,260   3,434   3,456     for the period (a)         11,060   8,216
    498     474     481   Acquisition amortization(b)   1,502   1,755
-----------------------                                --------------------
  2,758   3,908   3,937   Pro forma result             12,562   9,971    26
=======================                                ====================
   7.76    9.93    9.99   - per ordinary share (pence)  31.53   27.90    13
  12.50   17.85   18.17   - per ordinary share (cents)  57.38   44.92    28
   0.75    1.07    1.09   - per ADS (dollars)            3.44    2.70
=======================                                ====================


o BP's third quarter pro forma result was $3,937 million, compared with $2,758 million a year ago, an increase of 43%. For the nine months the result was $12,562 million compared with $9,971 million, up 26%. Replacement cost profit for the third quarter and nine months was $3,456 million and $11,060 million respectively, compared with $2,260 million and $8,216 million a year ago.

o The third quarter result includes net exceptional and non-operating charges of $401 million compared with a net charge of $217 million in the third quarter of 2003.

o The third quarter trading environment was generally stronger than a year ago, with higher oil and gas realizations and higher refining and chemicals margins.

o Net cash inflow for the quarter was $1.7 billion and net cash inflow for the nine months was $7.0 billion, compared with an outflow of $2.4 billion and an inflow of $3.2 billion a year ago. Net cash inflow from operating activities for the quarter and nine months was $6.9 billion and $21.5 billion respectively, compared with $4.9 billion and $18.2 billion a year ago.

o The pro forma ratio of net debt to net debt plus equity was 22% at the end of the quarter.

o Return on average capital employed for the quarter and nine months respectively, on a pro forma basis, was 19.5% and 20.8%, compared with 15.8% and 19.2% a year ago. The cash return for the quarter was 36% compared with 31% a year ago, and for the nine months was 34% the same as a year ago.

o The quarterly dividend was 7.10 cents per share ($0.426 per ADS). This compares with 6.50 cents per share a year ago. For the nine months the dividend showed an increase of 8.8%. In sterling terms, the quarterly dividend is 3.910 pence per share compared with 3.857 pence a year ago; for the nine months the dividend showed a decrease of 2.2%. During the first nine months, the company repurchased for cancellation 621 million of its own shares, at a cost of $5.5 billion. The increase in the dividend per share reflects the reduction in the number of shares outstanding due to the share buyback programme which allows the company's dividend payments to be allocated across a smaller equity base.

BP Group Chief Executive, Lord Browne, said:

     "This has been another strong performance against the backdrop of strong global demand. We are on track against our targets of controlled investment for growth and using additional free cash flow to fund a significant level of share buybacks. The plans to prepare the Olefins and Derivatives business for disposal are on track."

The pro forma result has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better BP's performance against that of its competitors.

(a) Replacement cost profit for the period includes the net profit or loss on the sale of fixed assets and businesses or termination of operations.

(b) Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The results for the first nine months of 2003 and 2004 include accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.

                      Summary Third Quarter Results

Exploration and Production's record third quarter result was up 30% on a year ago, reflecting higher liquids and gas realizations combined with increased volumes and the changing composition of production primarily resulting from the TNK-BP acquisition.

The Refining and Marketing result increased 89% compared with a year ago, reflecting stronger realized refining margins, supported by strong product demand and the impact of industry-wide refinery maintenance.

The Petrochemicals result decreased by 10% compared with the second quarter. This reflects higher margins and lower fixed costs more than offset by higher non-operating and exceptional charges.

In Gas, Power and Renewables, the result increased compared with a year ago. This reflects improved margins in the NGL and Solar businesses and higher exceptional gains, offset partly by weaker gas marketing and trading margins.

Interest and other finance expense for the quarter was $235 million compared with $221 million for the prior quarter. The increase relates primarily to a rise in interest rates.

The pro forma effective tax rate on replacement cost profit was 34.6%.

Capital expenditure was $3.4 billion for the quarter and there were no significant acquisitions. Disposal proceeds for the quarter were $0.58 billion.

Net debt at the end of the quarter was $18.6 billion. The pro forma ratio of net debt to net debt plus equity was 22% at the end of the quarter compared with 23% at the end of the second quarter.

During the third quarter, shares to the value of $1.25 billion were issued to Alfa Group and Access Renova (AAR) as the first instalment of the deferred consideration for our investment in TNK-BP. The company also repurchased for cancellation 241.5 million of its own shares, at a cost of $2.25 billion.

---------

The commentaries above and following are based on the pro forma replacement cost results.

TNK-BP operational and financial information has been estimated.

The financial information for 2003 has been restated to reflect (a) the transfer of natural gas liquids (NGLs) operations from the Exploration and Production segment to Gas, Power and Renewables on 1 January 2004; (b) the adoption by the group of Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17) with effect from 1 January 2004; and (c) the adoption by the group of Urgent Issues Task Force Abstract No. 38 'Accounting for ESOP Trusts' with effect from 1 January 2004. For further information see Note 1.


                    Exceptional and Non-Operating Items

                                                         3Q 2004
                                           ------------------------------
                                           Exceptional      Non-Operating
$ million                                        Items     Items and UPIS(a)
                                           ------------------------------

Exploration and Production                          23               (137)
Refining and Marketing                             (17)              (206)
Petrochemicals                                     (38)               (58)
Gas, Power and Renewables                           16                  -
Other businesses and corporate                       1               (244)
                                           ------------------------------
                                                   (15)              (645)
Taxation                                            33                226(b)
                                           ------------------------------
                                                    18               (419)
                                           ==============================

(a) Charges for environmental and other provisions have been classified as non-operating items and prior periods restated to conform with this treatment.

(b) Tax on non-operating items and Unrealized Profit in Stock (UPIS) is calculated using the pro forma effective tax rate on replacement cost profit, excluding exceptional items, of 35%.

            Reconciliation of Reported Results to Pro Forma Results


Pro Forma Result     ----- 3Q 2004 -----                      Pro Forma Result
 -------------------
    3Q     2Q     3Q     Acq.   Reported                          Nine Months
  2003   2004   2004    Amort+  Earnings* $ million              2004    2003
 =======================================                       ==============

                                          Exploration and
 3,959  4,558  5,144      261      4,883  Production           14,270  12,958
                                          Refining and
   687  1,562  1,301      220      1,081  Marketing             3,804   2,613
    84    208    188        -        188  Petrochemicals          371     527
                                          Gas, Power
   127    216    130        -        130  and Renewables          544     484
                                          Other businesses
  (330)  (164)  (424)       -       (424) and corporate           541    (649)
 ---------------------------------------                       --------------
                                          RC profit before
 4,527  6,380  6,339      481      5,858  interest and tax     19,530  15,933
 ----------------------------------------                      --------------
                                          Interest and Other
  (298)  (221)  (235)       -       (235) finance expense        (684)   (879)
(1,428)(2,199)(2,109)       -     (2,109) Taxation             (6,130) (4,954)
   (43)   (52)   (58)       -        (58) MSI                    (154)   (129)
 ----------------------------------------                      --------------
 2,758  3,908  3,937      481      3,456  RC profit            12,562   9,971
 ----------------------------------------                      --------------
                                   1,027  Stock holding gains (losses)
                                   -----
                                   4,483  HC profit
                                   =====

* Replacement cost profit for the period includes the net profit or loss on the sale of fixed assets and businesses or termination of operations.

+ Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The results for the first nine months of 2003 and 2004 include accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.


                  Operating Results and Per Share Amounts

     Third     Second      Third
   Quarter    Quarter    Quarter                                Nine Months
      2003       2004       2004                              2004      2003

================================                       =====================
                                  Replacement cost
                                  Profit before
     4,029      5,906      5,858  interest and tax ($m)    18,028     14,178
--------------------------------                       ---------------------
                                  Results for the
                                  period ($m)
     2,758      3,908      3,937  Pro forma result         12,562      9,971
     2,260      3,434      3,456  Replacement cost profit  11,060      8,216
     2,344      3,896      4,483  Historical cost profit   13,197      8,148
--------------------------------                       ---------------------
                                  Shares in issue at
22,107,715 21,789,115 21,713,966  period end (thousand)21,713,966 22,107,715
                                  - ADS equivalent
 3,684,619  3,631,519  3,618,994  (thousand)            3,618,994  3,684,619
                                  Average number of
                                  shares outstanding
22,092,365 21,906,318 21,683,963  (thousand)           21,891,936 22,193,403
                                  - ADS equivalent
 3,682,061  3,651,053  3,613,994  (thousand)            3,648,656  3,698,901

                                  Per ordinary share
                                  (cents)
     12.50      17.85      18.17  Pro forma result          57.38      44.92
                                  RC profit
     10.25      15.68      15.96  for the period            50.52      37.02
                                  HC profit
     10.62      17.80      20.67  for the period            60.28      36.71

                                  Per ADS (cents)
     75.00     107.10     109.02  Pro forma result         344.28     269.52
                                  RC profit
     61.50      94.08      95.76  for the period           303.12     222.12
                                  HC profit
     63.72     106.80     124.02  for the period           361.68     220.26
--------------------------------                       ---------------------


                        Exploration and Production

   3Q    2Q    3Q                                               Nine Months
 2003  2004  2004   $ million                                  2004    2003

=================                                            ==============
                    Replacement cost profit
3,666 4,302 4,883   before interest and tax                  13,427  11,818
  293   256   261   Acquisition amortization                    843   1,140
-----------------                                            --------------
                    Pro forma replacement cost result
3,959 4,558 5,144   before interest and tax                  14,270  12,958
=================                                            ==============
                    Results include:
    -  (160)   (7)  Asset write-downs/impairment               (290)    (49)
    -     -     -   Environmental and other provisions            -       -
                    Restructuring, integration and
    -     -     -   rationalization costs                         -    (102)
    -     -   (35)  Other                                       (35)      -
   15   (87)  (95)  Unrealized profit in stock (UPIS)          (248)     (4)
-----------------                                            --------------
   15  (247) (137)  Total non-operating items and UPIS         (573)   (155)
  196  (114)   23   Exceptional items                           120     962
=================                                            ==============

                    Total non-operating items, UPIS
  211  (361) (114)  and exceptional items                      (453)    807
=================                                            ==============
  136   108   135   Exploration expense                         379     349
                    Of which:
   75    22    34   Exploration expenditure written off         123     168
-----------------                                            --------------

                    Production (Net of Royalties)
1,852 2,321 2,298   Crude oil (mb/d)                          2,320   1,798
  202   197   181   Natural gas liquids (mb/d)                  190     211
2,054 2,518 2,479   Total liquids (mb/d)(a)                   2,510   2,009
8,401 8,425 8,275   Natural gas (mmcf/d)                      8,433   8,617
3,502 3,971 3,906   Total hydrocarbons (mboe/d)(b)            3,964   3,495
=================                                            ==============
                    Average realizations
27.72 34.47 39.43   Crude oil ($/bbl)                         34.93   28.25
19.39 23.71 28.77   Natural gas liquids ($/bbl)               25.13   18.96
26.79 33.27 38.29   Total liquids ($/bbl)                     33.89   27.24
 3.08  3.68  3.66   Natural gas ($/mcf)                        3.71    3.46
22.58 27.66 30.08   Total hydrocarbons ($/bbl)                28.03   23.88
=================                                            ==============
                    Average oil marker prices
                    ($/bbl)
28.38 35.32 41.54   Brent                                     36.31   28.64
30.19 38.28 43.88   West Texas Intermediate                   39.18   31.08
28.83 36.99 41.82   Alaska North Slope US West Coast          37.70   29.69
=================                                            ==============

                    Average natural gas marker prices
 4.97  6.00  5.75   Henry Hub gas price ($/mmbtu)(c)           5.81    5.65

                    UK Gas - National
15.08 20.70 23.63   Balancing Point (p/therm)                 22.98   17.92

=================                                            ==============


(a) Crude oil and natural gas liquids.
(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(c) Henry Hub First of the Month Index.

                        Exploration and Production

The pro forma replacement cost result before interest and tax for the third quarter was $5,144 million, a record result, up 30% from the third quarter of 2003. The primary drivers for the change are the higher realizations in both liquids and gas combined with increased volumes and the changing composition of production primarily resulting from the TNK-BP acquisition. This quarter further benefited from an exceptional gain of $23 million. The corresponding quarter in 2003 contained exceptional gains of $196 million.

Included in the results for the quarter was a non-operating charge totalling $42 million. This charge results from impairments associated with the write-off of the partner operated Temsah platform in Egypt following the blow-out, revisions to impairment estimates made in the prior quarter and a charge taken for Alaskan tankers no longer required.

The third quarter result also included a charge of $95 million, reflecting an increase in the provision for Unrealized Profit in Stock (UPIS), which removes the upstream margin from downstream inventories. This compares with a credit of $15 million in the equivalent quarter of last year.

The nine months result of $14,270 million is a record, up $1,312 million on a year ago, reflecting the higher realizations combined with increased volumes and the changing composition of production primarily resulting from the TNK-BP acquisition.

Production for the quarter was up over 11% to 3,906 mboe/d compared with a year ago. This reflects the inclusion of TNK-BP and the continuing ramp-up of production in the New Profit Centres, partly offset by planned maintenance in the North Sea and Alaska, the operational impact of Hurricane Ivan in the Gulf of Mexico and the blow-out at partner operated Temsah in Egypt.

Projects in the New Profit Centres remain on track. In the quarter Kizomba A started up in Angola, and in Australia, the North West Shelf Train 4 LNG plant was brought on line and first liftings have taken place.

In the third quarter, we had further exploration success with the Pela Lache-1 prospect offshore Sakhalin Island in Russia.

During the quarter, we completed our divestments of various properties in the Gulf of Mexico Shelf and of our interests in Offshore North Sinai in Egypt, resulting in total exceptional gains in the quarter of $23 million.

                       Customer Facing Segments
                         Refining and Marketing

     3Q      2Q      3Q                                         Nine Months
   2003    2004    2004  $ million                             2004    2003

=======================                                       =============
                         Replacement cost profit
    482   1,344   1,081  before interest and tax              3,145   1,998
    205     218     220  Acquisition amortization               659     615
-----------------------                                       -------------
                         Pro forma replacement cost result
    687   1,562   1,301  before interest and tax              3,804   2,613
=======================                                       =============

                         Results include:
      -       -       -  Asset write-downs/impairment             -       -
   (369)      -    (206) Environmental and other provisions    (206)   (369)
                         Restructuring, integration and
    (72)      -       -  rationalization costs                    -    (131)
      -       -       -  Other                                    -       -
-----------------------                                       -------------
   (441)      -    (206) Total non-operating items             (206)   (500)
    (21)    (18)    (17) Exceptional items                     (175)   (122)
=======================                                       =============
                         Total non-operating and
   (462)    (18)   (223) exceptional items                     (381)   (622)
=======================                                       =============

                         Refinery throughputs (mb/d)
    405     404     410  UK                                     403     399
    909     871     882  Rest of Europe                         879     951
  1,406   1,370   1,417  USA                                  1,350   1,391
    366     377     296  Rest of World                          358     383
-----------------------                                       -------------
  3,086   3,022   3,005  Total throughput                     2,990   3,124
=======================                                       =============
   96.2    95.1    94.9  Refining availability                 95.0    95.7
=======================                                       =============
                         Oil sales volumes (mb/d)
                         Refined products
    270     318     333  UK                                     315     276
  1,293   1,344   1,313  Rest of Europe                       1,327   1,323
  1,828   1,724   1,758  USA                                  1,736   1,800
    657     665     677  Rest of World                          674     636
-----------------------                                      --------------
  4,048   4,051   4,081  Total marketing sales                4,052   4,035
  2,647   2,087   2,624  Trading/supply sales                 2,542   2,805

-----------------------                                      --------------
  6,695   6,138   6,705  Total refined product sales          6,594   6,840
  5,316   5,339   3,572  Crude oil                            4,672   5,175
-----------------------                                      --------------
 12,011  11,477  10,277  Total oil sales                     11,266  12,015
=======================                                      ==============
                         Global Indicator Refining Margin(a)
                         ($/bbl)
   2.47    5.29    4.37  NWE                                   4.15    2.77
   5.61    9.18    6.99  USGC                                  7.72    5.11
   6.39    9.01    5.01  Midwest                               6.25    5.09
   9.04   15.41   11.28  USWC                                 11.62    7.39
   1.27    2.80    5.48  Singapore                             3.92    1.63
   4.59    7.89    6.20  BP Average                            6.26    4.13
=======================                                      ==============

(a) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

                       Customer Facing Segments
                         Refining and Marketing

The pro forma replacement cost result before interest and tax for the third quarter was $1,301 million. This compares with $687 million for the same period last year. The nine months result was $3,804 million, a year-on-year increase of $1,191 million, or 46%.

The improvement in the result is due primarily to refining margins in the third quarter being significantly higher than in the equivalent quarter a year ago. The margins continued to be supported by strong product demand and the impact of industry-wide planned and unplanned refinery maintenance. The refining result for the quarter was stronger than that suggested by the Global Indicator Margin
(GIM) because of upgrading capacity in our refining portfolio and the benefits from supply optimization. Marketing margins decreased relative to the previous quarter and the equivalent quarter a year ago because rises in crude and product prices more than offset the increase in selling prices.

Included in the result for the quarter was a non-operating charge of $206 million in relation to new, and revisions to existing, environmental and other provisions. The equivalent charge in the third quarter of 2003 was $369 million. In addition, in the third quarter of 2003 there was a non-operating charge of $72 million in relation to Veba integration costs. Also included in the result is an exceptional charge of $17 million. The corresponding quarter in 2003 contained an exceptional charge of $21 million.

The improvement in the nine months result compared with a year ago was attributable to the stronger refining margins, with overall marketing margins lower due to factors outlined above.

Refining throughputs for the quarter were 3,005 mb/d, some 81 mb/d lower than in the third quarter of 2003, due principally to the disposal of BP's interests in the Singapore Refining Company Private Limited and the closure of refining operations at the ATAS Refinery in Mersin, south eastern Turkey. The throughputs were similar to those in the previous quarter with the impacts described above being offset by relatively lower turnaround activity. The quarter's refining availability was 94.9%. Marketing sales were 4,081 mb/d, a similar level to both the previous quarter and the equivalent quarter a year ago.

During the quarter BP Japan and Petrolub International announced an agreement to merge their automotive lubricant businesses and create a new company called BP Castrol KK.

The disposal of BP's Retail and LPG Business in the Singapore retail network and related assets was completed on 30 September.


                        Customer Facing Segments
                               Petrochemicals

     3Q      2Q      3Q                                         Nine Months
   2003    2004    2004  $ million                             2004    2003

=======================                                       =============
                         Replacement cost profit
     84     208     188  before interest and tax                371     527
      -       -       -  Acquisition amortization                 -       -
-----------------------                                       -------------
                         Pro forma replacement cost result
     84     208     188  before interest and tax                371     527
=======================                                       =============
                         Results include:
      -       -       -  Asset write-downs/impairment             -       -
    (20)      -     (58) Environmental and other provisions     (58)    (20)
                         Restructuring, integration and
      -       -       -  rationalization costs                    -       5
    (36)      -       -  Other                                    -     (36)
-----------------------                                       -------------
    (56)      -     (58) Total non-operating items              (58)    (51)
     13       6     (38) Exceptional items                     (186)     22
=======================                                       =============
                         Total non-operating and
    (43)      6     (96) exceptional items                     (244)    (29)
=======================                                       =============
    109     129     139(b)Chemicals Indicator Margin(a)($/te)   131(b)  113
=======================                                       =============
                          Petrochemicals production (kte)
    771     856     728   UK                                  2,424   2,354
  2,724   2,726   2,724   Rest of Europe                      8,178   8,168
  2,507   2,514   2,600   USA                                 7,657   7,399
  1,038   1,075   1,097   Rest of World                       3,304   2,869
-----------------------                                      --------------
  7,040   7,171   7,149   Total production                   21,563  20,790
=======================                                      ==============

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant in their quarterly market analyses, then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative of the margins achieved by BP in any particular period.

(b) Provisional. The data for the third quarter is based on two months' actuals and one month of provisional data.

Petrochemicals' pro forma replacement cost result before interest and tax for the third quarter was $188 million, an increase of $104 million compared with the third quarter last year as higher margins more than offset higher net non-operating and exceptional charges. The result for the nine months was 30% lower than a year ago reflecting higher non-operating costs and exceptional charges. The third quarter result was down from $208 million in the second quarter, due to higher margins and lower fixed costs being more than offset by revisions to environmental and other provisions of $58 million and an exceptional charge of $38 million arising from the sale of our Fabrics and Fibres business.

Production of 7,149 thousand tonnes in the third quarter was 109 thousand tonnes higher than the third quarter last year due primarily to higher asset utilization. Year-to-date production was 773 thousand tonnes higher than a year ago due to new Asian PTA capacity and higher asset utilization. Production in the third quarter was down 22 thousand tonnes compared with the second quarter due to UK maintenance activity, which more than offset increased volumes in other regions.

During the quarter we have progressed with plans to consolidate the Olefins and Derivatives (O&D) business into a stand-alone entity able to operate separately from the BP Group. Shortly after the quarter we reached agreement to sell the Fabrics and Fibres business, for which completion is expected during the fourth quarter.


                          Customer Facing Segments
                          Gas, Power and Renewables

    3Q      2Q      3Q                                           Nine Months
  2003    2004    2004   $ million                              2004    2003

======================                                        ==============
                         Replacement cost profit
   127     216     130   before interest and tax                 544     484
     -       -       -   Acquisition amortization                  -       -
----------------------                                        --------------
                         Pro forma replacement cost result
   127     216     130   before interest and tax                 544     484
======================                                        ==============
                         Results include:
     -       -       -   Asset write-downs/impairment              -       -
     -       -       -   Environmental and other provisions        -       -
                         Restructuring, integration and
     -       -       -   rationalization costs                     -       -
     -       -       -   Other                                     -       -
----------------------                                        --------------
     -       -       -   Total non-operating items                 -       -
    (2)      -      16   Exceptional items                        16       4
======================                                        ==============
                         Total non-operating and
    (2)      -      16   exceptional items                        16       4
======================                                        ==============
                         Gas sales volumes (mmcf/d)
 2,174   2,495   1,893   UK                                    2,471   2,653
   362     266     485   Rest of Europe                          398     418
11,808  12,470  13,585   USA                                  13,228  11,328
11,133  12,070  13,250   Rest of World                        13,078  11,173
----------------------                                        --------------
25,477  27,301  29,213   Total gas sales volumes              29,175  25,572
=======================                                       ==============
                         NGL sales volumes (mb/d)
     3       8       9   UK                                        7       3
     -       3       7   Rest of Europe                            4       -
   346     334     358   USA                                     384     305
   187     166     161   Rest of World                           190     195
-----------------------                                       --------------
   536     511     535   Total NGL sales volumes                 585     503
=======================                                       ==============


The pro forma replacement cost result before interest and tax for the third quarter and nine months was $130 million and $544 million, respectively, compared with $127 million and $484 million a year ago. The increase in the third quarter result reflects improved margins in the NGL and Solar businesses and higher exceptional gains from the disposal of BP's interest in an NGL plant in Canada, offset partly by weaker gas marketing and trading margins. The result for the nine months is higher than a year ago due principally to higher contributions from the NGL and Solar businesses and a higher exceptional gain more than offsetting the weaker margins seen in gas marketing and trading.

During the quarter, the Tangguh LNG project (BP share 37.16%) signed a sale and purchase agreement with K Power of South Korea to supply up to 0.8 million tonnes of LNG per annum for 20 years starting in 2006. BP Shipping announced an order for four new LNG carriers from Hyundai Heavy Industries of South Korea for delivery in 2007 and 2008. Since the end of the third quarter, the Tangguh LNG project has signed a sale and purchase agreement with Sempra Energy LNG to supply up to 3.7 million tonnes of LNG per annum from Indonesia to markets in Mexico and the US for 20 years, beginning in 2008.


                        Other Businesses and Corporate

    3Q      2Q      3Q                                          Nine Months
  2003    2004    2004   $ million                             2004    2003

======================                                        =============
                         Replacement cost profit (loss)
  (330)   (164)   (424)  before interest and tax                541    (649)
     -       -       -   Acquisition amortization                 -       -
----------------------                                        -------------
                         Pro forma replacement cost result
  (330)   (164)   (424)  before interest and tax                541    (649)
======================                                        =============
                         Results include:
     -       -       -   Asset write-downs/impairment             -       -
  (112)      -    (225)  Environmental and other provisions    (225)   (112)
                         Restructuring, integration and
     -       -     (19)  rationalization costs                  (19)      -
     -       -       -   Other                                    -       -
----------------------                                       --------------
  (112)      -    (244)  Total non-operating items             (244)   (112)
   (14)     (1)      1   Exceptional items                    1,313     (20)
======================                                       ==============
                         Total non-operating
  (126)     (1)   (243)  and exceptional items                1,069    (132)
======================                                       ==============

Other businesses and corporate comprises Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The third quarter result includes a charge of $225 million in respect of new, and revisions to existing, environmental and other provisions and a charge of $19 million in respect of the separation of the Olefins and Derivatives business. In the first quarter, BP sold its interest in PetroChina for $1.65 billion and its interest in Sinopec for $0.7 billion. These interests were previously included in other businesses and corporate.

                                   Dividends

    3Q      2Q      3Q                                          Nine Months
  2003    2004    2004                                         2004    2003

======================                                       ==============
                         Dividends per ordinary share
  6.50    7.10    7.10   cents                                20.95   19.25
 3.857   3.860   3.910   pence                               11.577  11.843
  39.0    42.6    42.6   Dividends per ADS (cents)            125.7   115.5
-----------------------                                      --------------



BP today announced a third quarterly dividend for 2004 of 7.10 cents per ordinary share. Holders of ordinary shares will receive 3.910 pence per share and holders of American Depositary Receipts (ADRs) $0.426 per ADS share. The dividend is payable on 6 December to shareholders on the register on 12 November. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 6 December. The fourth quarter 2004 results and dividend will be announced on 8 February 2005.

                                Outlook

BP Group Chief Executive, Lord Browne, concluded:

   "The world economy's expansion has continued, despite patches of softer growth in the US and Europe. Activity in the US appears to have strengthened in the third quarter although the recovery across the major European economies remains below trend on average and growth in parts of Asia, including China, appears to have moderated. Continued growth is expected across the world economy at around trend rates.

   "Oil prices averaged $41.54 per barrel (Dated Brent) in the third quarter
   - over $6 per barrel higher than second quarter prices. Loss of US production following Hurricane Ivan, along with low inventories and limited spare capacity, propelled prices to record nominal highs in October, averaging almost $50 per barrel to date. Price spreads between light, sweet and heavier, sourer crudes also touched record highs recently. The outlook for the rest of 2004 will depend upon the rate of US production recovery after Hurricane Ivan and the strength of oil demand growth. Medium term oil price prospects will principally depend on the future strength of supply, demand growth, OPEC politics and perceptions of risks to political stability in certain of those nations. Oil prices are considered to have an approximate support level of $30 per barrel for at least the medium term, with chances of spiking above this level.

   "US natural gas prices averaged $5.75/mmbtu (Henry Hub first of month index) in the third quarter, despite the oil price surge, down around $0.25/mmbtu versus the second quarter. Following a cool summer, working gas inventories are at record highs going into the winter heating season. However, the 12-month futures strip (NYMEX Henry Hub) is trading currently at almost $8/mmbtu, reflecting oil price strength.

   "Refining margins in the third quarter slipped from the second quarter's record levels but remained high by historical standards. Strong demand growth, record refinery throughputs and low aggregate OECD product inventories continued to underpin the refining environment. Margins began the fourth quarter strongly amid concerns over winter heating oil supplies in Europe and lost refinery production due to Hurricane Ivan. The premium for light crude over heavy crude has been driven to exceptional levels, favouring upgraded refineries over less complex sites. The refining system should adjust, but this will take time. Marketing margins compressed in the third quarter due to increasing crude prices, product cost volatility and competitive pressure.

   "Petrochemical margins held during the third quarter as product prices continued to strengthen, enabling the businesses to offset rapidly rising feedstock and energy costs. Current margins appear sustainable, although energy price volatility and foreign exchange rates are expected to influence future margins. Demand remained robust during the quarter, with sales volumes stable compared with the previous quarter.

   "Capital expenditure, excluding acquisitions, for the nine months was $9.8 billion, and is expected to be slightly above $14 billion for the year. 2005 capital spending is expected to be around $14 billion, above our previous forecast primarily due to the weak US dollar and the assumption that recent sector specific inflationary pressure in the market price of capital goods is sustained through 2005. The share buyback programme is continuing, reducing the number of shares outstanding thus increasing our ability to accelerate per share dividend growth."

     ----------------------------------------------------------------------
     The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding BP's asset portfolio and changes in it, capital expenditure, costs, demand, divestments, future performance, growth and other trend projections, impact of foreign exchange rates, maintenance, margins, prices, production, share repurchases and the timing of projects and pending transactions. Forward looking statements by their nature involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; currency exchange rates; operational problems; general economic conditions including inflationary pressures; political stability and economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology and successful commercial relationships; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2003 and our 2003 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

     ----------------------------------------------------------------------



                          BP p.l.c. and Subsidiaries

                           Summarized Group Results

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003

=======================                                      ==============
       $ million                                                 $ million
  3,666   4,302   4,883  Exploration and Production          13,427  11,818
    482   1,344   1,081  Refining and Marketing               3,145   1,998
     84     208     188  Petrochemicals                         371     527
    127     216     130  Gas, Power and Renewables              544     484
   (330)   (164)   (424) Other businesses and corporate         541    (649)
-----------------------                                      --------------
                         Replacement cost profit before
  4,029   5,906   5,858    interest and tax                  18,028  14,178
     84     462   1,027  Stock holding gains (losses)(Note 5) 2,137     (68)
-----------------------                                      --------------
                         Historical cost profit before
  4,113   6,368   6,885    interest and tax                  20,165  14,110
    159     145     156  Interest expense (Note 6)              453     484
    139      76      79  Other finance expense (Note 7)         231     395
-----------------------                                      --------------
  3,815   6,147   6,650  Profit before taxation              19,481  13,231
  1,428   2,199   2,109  Taxation (Note 8)                    6,130   4,954
-----------------------                                      --------------
  2,387   3,948   4,541  Profit after taxation               13,351   8,277
     43      52      58  Minority shareholders' interest        154     129
-----------------------                                      --------------
  2,344   3,896   4,483  Profit for the period               13,197   8,148
-----------------------                                      --------------
  1,438   1,536   1,530  Distribution to shareholders         4,549   4,258
=======================                                      ==============
                         Earnings per ordinary share - cents
  10.62   17.80   20.67    Basic                              60.28   36.71
  10.51   17.43   20.41    Diluted                            59.18   36.51
=======================                                      ==============

                         Replacement Cost Results

                         Historical cost profit
  2,344   3,896   4,483    for the period                    13,197   8,148
                         Stock holding (gains) losses
                           net of minority shareholders'
    (84)   (462) (1,027)   interest                          (2,137)     68
-----------------------                                      --------------
                         Replacement cost profit
  2,260   3,434   3,456    for the period                    11,060   8,216
-----------------------                                      --------------
                         Earnings per ordinary share - cents
                         On replacement cost profit
  10.25   15.68   15.96    for the period                     50.52   37.02
=======================                                       =============



                      Summarized Group Balance Sheet

                                                 30 September  31 December
                                                         2004         2003

                                                     =====================
                                                           $ million

Fixed assets
   Intangible assets                                   12,741       13,642
   Tangible assets                                     91,917       91,911
   Investments                                         18,829       17,458
                                                     ---------------------
                                                      123,487      123,011
                                                     ---------------------
Current assets
   Stocks                                              15,087       11,617
   Debtors                                             39,703       33,902
   Investments                                            245          185
   Cash at bank and in hand                             1,576        1,947
                                                     ---------------------
                                                       56,611       47,651
Creditors - amounts falling due within one year
   Finance debt                                         7,665        9,456
   Other creditors                                     48,324       41,128
                                                     ---------------------
Net current assets (liabilities)                          622       (2,933)
                                                     ---------------------
Total assets less current liabilities                 124,109      120,078


Creditors - amounts falling due
            after more than one year
   Finance debt                                        12,780       12,869
   Other creditors                                      4,475        6,090
Provisions for liabilities and charges
   Deferred taxation                                   14,970       14,371
   Other provisions                                     9,270        8,815
                                                     ---------------------
Net assets excluding pensions and other
  post-retirement benefit balances                     82,614       77,933
Defined benefit pension plan surplus                    1,292        1,021
Defined benefit pension plan and other
  post-retirement benefit plan deficits                (7,682)      (7,510)
                                                     ---------------------
Net assets                                             76,224       71,444
Minority shareholders' interest - equity                1,283        1,125
                                                     ---------------------
BP shareholders' interest                              74,941       70,319
                                                     =====================


Movement in BP shareholders' interest:                           $ million
   At 31 December 2003                                              75,938
   Prior year adjustment - change in accounting policy
     (see Note 1)                                                   (5,619)
                                                                    ------
   As restated                                                      70,319
   Profit for the period                                            13,197
   Distribution to shareholders                                     (4,549)
   Currency translation differences (net of tax)                      (152)
   Issue of ordinary share capital for employee share schemes          379
   Issue of ordinary share capital for TNK-BP acquisition            1,250
   Net purchase of shares by ESOP trusts                                (4)
   Repurchase of ordinary share capital                             (5,499)
                                                                    ------
   At 30 September 2004                                             74,941
                                                                    ======



                    Summarized Group Cash Flow Statement
  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003

=======================                                      ==============
       $ million                                                 $ million
                         Net cash inflow from
  4,891   6,917   6,919   operating activities (a)           21,510  18,198
-----------------------                                     ---------------
     39       7   1,061  Dividends from joint ventures        1,246      80
-----------------------                                     ---------------
                         Dividends from
     65      97      69   associated undertakings               197     297
-----------------------                                     ---------------
                         Servicing of finance and returns
                           on investments
     41      45      50  Interest received                      136     124
   (163)   (154)   (152) Interest paid                         (471)   (816)
     26      18       6  Dividends received                      36      74
                         Dividends paid to
     (4)     (8)    (15)  minority shareholders                 (25)    (17)
-----------------------                                     ---------------
                         Net cash outflow from servicing of
   (100)    (99)   (111)  finance and returns on investments   (324)   (635)
-----------------------                                     ---------------
                         Taxation
   (264)   (388)   (299) UK corporation tax                  (1,009)   (856)
   (539) (1,231) (1,489) Overseas tax                        (2,978) (2,432)
-----------------------                                     ---------------
   (803) (1,619) (1,788) Tax paid                            (3,987) (3,288)
-----------------------                                     ---------------
                         Capital expenditure and
                          financial investment
 (3,063) (2,764) (3,251) Payments for fixed assets           (8,956) (8,694)
                         Proceeds from the sale
    874     352     537    of fixed assets                    3,728   4,843
-----------------------                                     ---------------
                         Net cash outflow for
                           capital expenditure and
 (2,189) (2,412) (2,714) financial investment                (5,228) (3,851)
-----------------------                                      --------------
                         Acquisitions and disposals
    (28)    (14)      -  Acquisitions, net of cash acquired     (14)   (178)
                         Proceeds from the sale
      -     305      37    of businesses                        342     179
                         Net investment in
 (2,625)      -      23    TNK-BP joint venture              (1,250) (2,625)
                         Net investment in
      -     (21)    (75)  other joint ventures                 (188)    (16)
                         Investments in associated
   (243)   (148)   (171)  undertakings                         (752)   (760)
-----------------------                                     ---------------
                         Net cash (outflow) inflow for
 (2,896)    122    (186)   acquisitions and disposals        (1,862) (3,400)
-----------------------                                     ---------------
 (1,433) (1,478) (1,536) Equity dividends paid               (4,506) (4,216)
-----------------------                                     ---------------
 (2,426)  1,535   1,714  Net cash inflow (outflow)            7,046   3,185
=======================                                     ===============

 (1,471)  2,155   1,617  Financing (b)                        7,370   3,483
     76    (153)     73  Management of liquid resources          58     182
 (1,031)   (467)     24 (Decrease) increase in cash            (382)   (480)
-----------------------                                     ---------------
 (2,426)  1,535   1,714                                       7,046   3,185
=======================                                     ===============

                            Analysis of Cash Flow
  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million
                          (a) Reconciliation of historical
                              cost profit before interest
                              and tax to net cash inflow
                              from operating activities

                          Historical cost profit before
  4,113   6,368   6,885    interest and tax                  20,165  14,110
  2,485   2,738   2,648   Depreciation and amounts provided   8,200   7,847
                          Exploration expenditure
     75      22      34    written off                          123     168
                          Net operating charge for pensions
                           and other post-retirement
   (525)    (34)     39    benefits, less contributions         (18)   (723)
                          Share of profits of joint ventures
   (433)   (868) (1,117)   and associated undertakings       (2,626)   (944)
    (72)    (74)    (49)  Interest and other income            (187)   (220)
                          (Profit) loss on sale of fixed
   (172)    127      15     assets and businesses            (1,088)   (846)
    583      50     630   Charge for provisions                 747     641
   (187)    (95)   (168)  Utilization of provisions            (418)   (512)
 (1,048) (1,412) (2,573) (Increase) decrease in stocks       (3,738)   (479)
    (35) (1,400) (3,395) (Increase) decrease in debtors      (6,381) (3,417)
    107   1,495   3,970   Increase (decrease) in creditors    6,731   2,573
-----------------------                                     ---------------
                          Net cash inflow from
  4,891   6,917   6,919   operating activities               21,510  18,198
=======================                                     ===============

                          (b) Financing

 (1,433)   (430)   (717)  Long-term borrowing                (1,775) (2,656)
  1,774     434      13   Repayments of long-term borrowing   1,283   2,784
 (1,924)   (111)   (338)  Short-term borrowing                 (605) (2,968)
                          Repayments of short-term
    143     314     479     borrowing                         3,201   4,430
-----------------------                                     ---------------
 (1,440)    207    (563)                                      2,104   1,590
                          Issue of ordinary share capital
    (31)    (96)   (157)    for employee share schemes         (379)   (112)
      -      44      87   Purchase of shares by ESOP trusts     146       6
                          Repurchase of ordinary
      -   2,000   2,250     share capital                     5,499   1,999
-----------------------                                     ---------------
                          Net cash outflow
 (1,471)  2,155   1,617   (inflow) from financing             7,370   3,483
=======================                                     ===============

                        Adjusted Operating Cash Flow

                          Net cash inflow from operating
  4,891   6,917   6,919     activities (a)                  21,510   18,198
                          Dividends received from
     39       7   1,061     joint ventures                   1,246       80
                          Dividends received from
     65      97      69     associated undertakings            197      297
                          Net cash outflow from servicing
                            of finance and returns on
   (100)    (99)   (111)    investments                       (324)    (635)
-----------------------                                     ---------------
                          Adjusted operating cash
  4,895   6,922   7,938     flow (pre-tax)                  22,629   17,940
   (799) (1,647) (1,821)  Tax paid on operations*           (4,118)  (3,081)
-----------------------                                     ---------------
                          Adjusted operating cash
  4,096   5,275   6,117     flow (post-tax)                 18,511   14,859
-----------------------                                     ---------------
                          * Components of tax payments
   (799) (1,647) (1,821)  Tax paid on operations            (4,118)  (3,081)
                          Tax refunded/(paid) on
     (4)     28      33     exceptional items (b)              131     (207)
-----------------------                                     ---------------
   (803) (1,619) (1,788)  Total tax paid                    (3,987)  (3,288)
=======================                                     ===============


(a) Includes pre-tax discretionary pension funding of $83 million in 3Q 2004 ($55 million post-tax), $249 million in nine months 2004 ($171 million post-tax), $612 million in 3Q 2003 ($386 million post-tax) and $947 million in nine months 2003 ($600 million post-tax).
(b) Deemed to be the tax credit/(charge) on exceptional items in the income statement.


                         Capital Expenditure and Acquisitions
  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003

=======================                                      ==============
       $ million                                                 $ million

                          By business
                          Exploration and Production
    181     211     191     UK                                  555     597
     80      45      68     Rest of Europe                      161     204
    989   1,027   1,035     USA                               2,994   2,957
  6,973   1,022   1,150     Rest of World (a)                 4,862   9,017
-----------------------                                       -------------
  8,223   2,305   2,444                                       8,572  12,775
-----------------------                                       -------------
                          Refining and Marketing
     89      82     100     UK                                  259     228
    169     173     159     Rest of Europe                      424     337
    322     330     291     USA                                 879     886
     79      55      59     Rest of World                       151     130
-----------------------                                       -------------
    659     640     609                                       1,713   1,581
-----------------------                                       -------------
                          Petrochemicals
     51      22      66     UK                                  108      81
     16      53      69     Rest of Europe                      160      68
     55      68      72     USA                                 187     161
     60      38      25     Rest of World                       124     166
-----------------------                                       -------------
    182     181     232                                         579     476
-----------------------                                       -------------
                          Gas, Power and Renewables
     16       5       6     UK                                   12      48
      6       3       2     Rest of Europe                        7      30
     18      14      14     USA                                  39     111
     45      60      43     Rest of World                       150     109
-----------------------                                       -------------
     85      82      65                                         208     298
-----------------------                                       -------------
                          Other businesses and corporate
     40      13      51     UK                                   66      79
      -       -       -     Rest of Europe                        -       1
     19      13      11     USA                                  33     191
      -       -       -     Rest of World                         -       1
-----------------------                                       -------------
     59      26      62                                          99     272
-----------------------                                       -------------
  9,208   3,234   3,412                                      11,171  15,402
=======================                                       =============
                          By geographical area
    377     333     414     UK                                1,000   1,033
    271     274     298     Rest of Europe                      752     640
  1,403   1,452   1,423     USA                               4,132   4,306
  7,157   1,175   1,277     Rest of World (a)                 5,287   9,423
-----------------------                                       -------------
  9,208   3,234   3,412                                      11,171  15,402
-----------------------                                       -------------


(a) Nine months 2004 included $1,354 million investment in TNK's interest in Slavneft within TNK-BP. Third quarter and nine months 2003 included the investment in the TNK-BP joint venture.


                            Exchange rates
                            US dollar/sterling average rate
   1.61    1.81    1.82       for the period                   1.82    1.61
   1.66    1.81    1.80     US dollar/sterling period-end rate 1.80    1.66
                            US dollar/euro average rate
   1.13    1.20    1.22       for the period                   1.23    1.11
   1.15    1.21    1.23     US dollar/euro period-end rate     1.23    1.15
=======================                                       =============


                         Analysis of Replacement Cost Profit
                               Before Interest and Tax
  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million

                          By business
                          Exploration and Production
    672     835     745     UK                                2,403   2,743
     95     206     246     Rest of Europe                      615     433
  1,352   1,503   1,566     USA                               4,563   4,384
  1,547   1,758   2,326     Rest of World                     5,846   4,258
-----------------------                                       -------------
  3,666   4,302   4,883                                      13,427  11,818
-----------------------                                       -------------
                          Refining and Marketing
   (160)   (195)   (152)    UK                                 (536)   (320)
    355     444     533     Rest of Europe                    1,266   1,215
     92     872     536     USA                               1,817     574
    195     223     164     Rest of World                       598     529
-----------------------                                       -------------
    482   1,344   1,081                                       3,145   1,998
-----------------------                                       -------------
                          Petrochemicals
   (132)    (62)   (107)    UK                                 (325)   (260)
     93     183     130     Rest of Europe                      467     442
     63       3      30     USA                                 (76)    199
     60      84     135     Rest of World                       305     146
-----------------------                                       -------------
     84     208     188                                         371     527
-----------------------                                       -------------
                          Gas, Power and Renewables
     15      (2)    (46)    UK                                  (36)     36
    (12)     (3)     (9)    Rest of Europe                      (23)    (26)
     78     114     139     USA                                 332     261
     46     107      46     Rest of World                       271     213
-----------------------                                       -------------
    127     216     130                                         544     484
-----------------------                                       -------------
                          Other businesses and corporate
   (108)    (50)   (147)    UK                                 (360)   (350)
      3      (1)     21     Rest of Europe                       14      (7)
   (237)   (109)   (268)    USA                                (407)   (361)
     12      (4)    (30)    Rest of World                     1,294      69
-----------------------                                       -------------
   (330)   (164)   (424)                                        541    (649)
-----------------------                                       -------------
  4,029   5,906   5,858                                      18,028  14,178
=======================                                       =============
                          By geographical area
    287     526     293     UK                                1,146   1,849
    534     829     921     Rest of Europe                    2,339   2,057
  1,348   2,383   2,003     USA                               6,229   5,057
  1,860   2,168   2,641     Rest of World                     8,314   5,215
-----------------------                                       -------------
  4,029   5,906   5,858                                      18,028  14,178
=======================                                       =============

                          Included above:
                          Share of profits of joint
    303     734     942     ventures                          2,161     521
    128     130     165   Share of profits of associated
                            undertakings                        436     418
-----------------------                                       -------------
    431     864   1,107                                       2,597     939
=======================                                       =============


                Pro Forma Result: Replacement Cost Profit Before
             Interest and Tax Adjusted for Acquisition Amortization

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million
                          By business
                          Exploration and Production
    704     867     775     UK                                2,500   2,842
     95     206     246     Rest of Europe                      615     433
  1,592   1,713   1,785     USA                               5,206   5,140
  1,568   1,772   2,338     Rest of World                     5,949   4,543
-----------------------                                       -------------
  3,959   4,558   5,144                                      14,270  12,958
-----------------------                                       -------------
                          Refining and Marketing
    (50)    (72)    (27)    UK                                 (162)     10
    355     444     533     Rest of Europe                    1,266   1,215
    187     967     631     USA                               2,102     859
    195     223     164     Rest of World                       598     529
-----------------------                                       -------------
    687   1,562   1,301                                       3,804   2,613
-----------------------                                       -------------
                          Petrochemicals
   (132)    (62)   (107)    UK                                 (325)   (260)
     93     183     130     Rest of Europe                      467     442
     63       3      30     USA                                 (76)    199
     60      84     135     Rest of World                       305     146
-----------------------                                       -------------
     84     208     188                                         371     527
-----------------------                                       -------------
                          Gas, Power and Renewables
     15      (2)    (46)    UK                                  (36)     36
    (12)     (3)     (9)    Rest of Europe                      (23)    (26)
     78     114     139     USA                                 332     261
     46     107      46     Rest of World                       271     213
-----------------------                                       -------------
    127     216     130                                         544     484
-----------------------                                       -------------
                          Other businesses and corporate
   (108)    (50)   (147)    UK                                 (360)   (350)
      3      (1)     21     Rest of Europe                       14      (7)
   (237)   (109)   (268)    USA                                (407)   (361)
     12      (4)    (30)    Rest of World                     1,294      69
-----------------------                                       -------------
   (330)   (164)   (424)                                        541    (649)
-----------------------                                       -------------
  4,527   6,380   6,339                                      19,530  15,933
-----------------------                                       -------------
                          By geographical area
    429     681     448     UK                                1,617   2,278
    534     829     921     Rest of Europe                    2,339   2,057
  1,683   2,688   2,317     USA                               7,157   6,098
  1,881   2,182   2,653     Rest of World                     8,417   5,500
-----------------------                                       -------------
  4,527   6,380   6,339                                      19,530  15,933
=======================                                       =============
                            Analysis of Exceptional Items

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million

                          Exploration and Production
     147      (2)     (3)    UK                                   (6)    724
     (31)      -      (1)    Rest of Europe                       (1)    (31)
     (21)     43      13     USA                                  37    (250)
     101    (155)     14     Rest of World                        90     519
-----------------------                                       -------------
     196    (114)     23                                         120     962
-----------------------                                       -------------
                          Refining and Marketing
     14     (58)    (16)    UK                                 (110)    (32)
    (34)      -     (25)    Rest of Europe                      (42)    (62)
     (3)      7      16     USA                                  18     (29)
      2      33       8     Rest of World                       (41)      1
-----------------------                                       -------------
    (21)    (18)    (17)                                       (175)   (122)
-----------------------                                       -------------
                          Petrochemicals
      -       3      10     UK                                    6       3
      -      73     (56)    Rest of Europe                       (2)     (1)
     12     (70)     (3)    USA                                (199)     16
      1       -      11     Rest of World                         9       4
-----------------------                                       -------------
     13       6     (38)                                       (186)     22
-----------------------                                       -------------
                          Gas, Power and Renewables
      -       -       -     UK                                    -       -
      -       -       -     Rest of Europe                        -       -
     (5)      -       -     USA                                   -       4
      3       -      16     Rest of World                        16       -
-----------------------                                       -------------
     (2)      -      16                                          16       4
-----------------------                                       -------------
                          Other businesses and corporate
      7       1       1     UK                                    1      (3)
      -      (1)      1     Rest of Europe                        -      (1)
    (21)      -      (1)    USA                                  (1)    (16)
      -      (1)      -     Rest of World                     1,313       -
-----------------------                                       -------------
    (14)     (1)      1                                       1,313     (20)
-----------------------                                       -------------
                          Profit (loss) on sale of fixed assets
                            and businesses or termination
    172    (127)    (15)    of operations                     1,088     846
     (4)     28      33   Taxation credit (charge)              131    (207)
-----------------------                                       -------------
    168     (99)     18   Exceptional items after taxation    1,219     639
=======================                                       =============

                        Identified Non-operating Items and UPIS

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million

                          Exploration and Production
      -       -       -     UK                                    -     (65)
      -       -       -     Rest of Europe                        -       -
     15    (247)    (77)    USA (a)                            (390)    (85)
      -       -     (60)    Rest of World                      (183)     (5)
-----------------------                                       -------------
     15    (247)   (137)                                       (573)   (155)
-----------------------                                       -------------
                          Refining and Marketing
      -       -      (9)    UK                                   (9)      -
    (72)      -     (20)    Rest of Europe                      (20)   (131)
   (369)      -    (159)    USA                                (159)   (369)
      -       -     (18)    Rest of World                       (18)      -
-----------------------                                       -------------
   (441)      -    (206)                                       (206)   (500)
-----------------------                                       -------------
                          Petrochemicals
    (36)      -     (34)    UK                                  (34)    (36)
      -       -       -     Rest of Europe                        -       -
    (20)      -     (24)    USA                                 (24)    (15)
      -       -       -     Rest of World                         -       -
-----------------------                                       -------------
    (56)      -     (58)                                        (58)    (51)
-----------------------                                       -------------
                          Gas, Power and Renewables
      -       -       -     UK                                    -       -
      -       -       -     Rest of Europe                        -       -
      -       -       -     USA                                   -       -
      -       -       -     Rest of World                         -       -
-----------------------                                       -------------
      -       -       -                                           -       -
-----------------------                                       -------------
                          Other businesses and corporate
      -       -     (21)    UK                                  (21)      -
      -       -       -     Rest of Europe                        -       -
   (112)      -    (223)    USA                                (223)   (112)
      -       -       -     Rest of World                         -       -
-----------------------                                       -------------
   (112)      -    (244)                                       (244)   (112)
-----------------------                                       -------------
   (594)   (247)   (645)  Total before taxation              (1,081)   (818)
    209      88     226   Taxation credit (charge)              380     416
-----------------------                                       -------------
   (385)   (159)   (419)  Total after taxation                 (701)   (402)
=======================                                       =============

(a) Includes charges for Unrealized Profit in Stock (UPIS) of $95 million in 3Q 2004 and $248 million in the nine months of 2004 and a credit of $15 million in 3Q 2003 and a charge of $4 million in the nine months of 2003, which removes the upstream margin from downstream inventories.



                       Acquisition Amortization by Business

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003

=======================                                      ==============
       $ million                                                 $ million

                          Exploration and Production
     32      32      30     UK                                   97      99
    240     210     219     USA                                 643     756
     21      14      12     Rest of World                       103     285
-----------------------                                       -------------
    293     256     261                                         843   1,140
-----------------------                                       -------------
                          Refining and Marketing
    110     123     125     UK                                  374     330
     95      95      95     USA                                 285     285
-----------------------                                       -------------
    205     218     220                                         659     615
-----------------------                                       -------------
    498     474     481   Total acquisition amortization      1,502   1,755
=======================                                       =============


                          Production and Realizations

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003
=======================                                      ==============
                          Production
                          Crude oil (mb/d) (net of royalties)
    312     321     281     UK                                  315     359
     74      80      68     Rest of Europe                       74      81
    558     541     495     USA                                 533     578
    908   1,379   1,454     Rest of World                     1,398     780
-----------------------                                       -------------
  1,852   2,321   2,298     Total crude oil production        2,320   1,798
=======================                                       =============
                          Natural gas liquids (mb/d) (net of royalties)
     23      21      13     UK                                   18      24
      5       5       3     Rest of Europe                        4       5
    141     140     134     USA                                 138     150
     33      31      31     Rest of World                        30      32
-----------------------                                       -------------
                            Total natural gas
    202     197     181       liquids production                190     211
=======================                                       =============
                          Liquids (a)(mb/d) (net of royalties)
    335     342     294     UK                                  333     383
     79      85      71     Rest of Europe                       78      86
    699     681     629     USA                                 671     728
    941   1,410   1,485     Rest of World                     1,428     812
-----------------------                                       -------------
  2,054   2,518   2,479     Total liquids production          2,510   2,009
=======================                                       =============
                          Natural gas (b) (mmcf/d) (net of royalties)
  1,267   1,213     903     UK                                1,156   1,489
     98     136     110     Rest of Europe                      129     111
  3,005   2,790   2,685     USA                               2,781   3,194
  4,031   4,286   4,577     Rest of World                     4,367   3,823
-----------------------                                       -------------
  8,401   8,425   8,275     Total natural gas production      8,433   8,617
=======================                                       =============
                          Average realizations
                          Crude oil ($/bbl)
  27.68   33.99   40.33     UK                                34.21   28.33
  28.61   35.82   39.52     USA                               35.87   29.19
  26.30   32.64   38.01     Rest of World                     33.83   26.69
  27.72   34.47   39.43     BP Average                        34.93   28.25
=======================                                       =============
                          Natural gas liquids ($/bbl)
  22.62   28.30   34.29     UK                                28.84   20.09
  18.37   23.13   27.59     USA                               24.31   18.15
  21.76   22.17   30.63     Rest of World                     25.81   21.65
  19.39   23.71   28.77     BP Average                        25.13   18.96
=======================                                       =============
                          Liquids (a) ($/bbl)
  27.34   33.64   40.06     UK                                33.92   27.83
  26.90   33.67   37.46     USA                               33.96   27.34
  25.98   31.90   37.53     Rest of World                     33.30   26.35
  26.79   33.27   38.29     BP Average                        33.89   27.24
=======================                                       =============
                          Natural gas ($/mcf)
   2.69    3.59    3.60     UK                                 4.03    2.99
   4.14    5.11    4.94     USA                                4.92    4.66
   2.31    2.54    2.71     Rest of World                      2.64    2.51
   3.08    3.68    3.66     BP Average                         3.71    3.46
=======================                                       =============


(a)  Crude oil and natural gas liquids.
(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.



                  Reconciliation of Historical Cost
                  Profit (Loss) to Pro Forma Result

                                     Reported       Acquisition   Pro forma
$ million                            earnings      amortization      result

                                     ======================================
2Q 2004
Exploration and Production              4,302               256      4,558
Refining and Marketing                  1,344               218      1,562
Petrochemicals                            208                 -        208
Gas, Power and Renewables                 216                 -        216
Other businesses and corporate           (164)                -       (164)
                                    --------------------------------------
RC profit before interest and tax       5,906               474      6,380

Interest and other finance expense       (221)                -       (221)
Taxation                               (2,199)                -     (2,199)
MSI                                       (52)                -        (52)
                                    --------------------------------------
RC profit                               3,434               474      3,908
                                                         =================
Stock holding gains (losses)              462
                                        -----
HC profit                               3,896
                                        =====


3Q 2003
Exploration and Production              3,666               293      3,959
Refining and Marketing                    482               205        687
Petrochemicals                             84                 -         84
Gas, Power and Renewables                 127                 -        127
Other businesses and corporate           (330)                -       (330)
                                    --------------------------------------
RC profit before interest and tax       4,029               498      4,527

Interest and other finance expense       (298)                -       (298)
Taxation                               (1,428)                -     (1,428)
MSI                                       (43)                -        (43)
                                    --------------------------------------
RC profit                               2,260               498      2,758
                                                         =================
Stock holding gains (losses)               84
                                        -----
HC profit                               2,344
                                        =====



                  Reconciliation of Historical Cost
                  Profit (Loss) to Pro Forma Result

                                     Reported       Acquisition   Pro forma
$ million                            earnings      amortization      result

                                     ======================================
Nine Months 2004
Exploration and Production             13,427               843     14,270
Refining and Marketing                  3,145               659      3,804
Petrochemicals                            371                 -        371
Gas, Power and Renewables                 544                 -        544
Other businesses and corporate            541                 -        541
                                    --------------------------------------
RC profit before interest and tax      18,028             1,502     19,530

Interest and other finance expense       (684)                -       (684)
Taxation                               (6,130)                -     (6,130)
MSI                                      (154)                -       (154)

                                    --------------------------------------
RC profit                              11,060             1,502     12,562
                                                         =================
Stock holding gains (losses)            2,137
                                       ------
HC profit                              13,197
                                       ======

Nine Months 2003
Exploration and Production             11,818             1,140     12,958
Refining and Marketing                  1,998               615      2,613
Petrochemicals                            527                 -        527
Gas, Power and Renewables                 484                 -        484
Other businesses and corporate           (649)                -       (649)
                                    --------------------------------------
RC profit before interest and tax      14,178             1,755     15,933

Interest and other finance expense       (879)                -       (879)
Taxation                               (4,954)                -     (4,954)
MSI                                      (129)                -       (129)
                                    --------------------------------------
RC profit                               8,216             1,755      9,971
                                                         =================
Stock holding gains (losses)              (68)
                                        -----
HC profit                               8,148
                                        =====


                          Return on Average Capital Employed

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003

=======================                                      ==============
       $ million                                                 $ million

                          Replacement cost basis
  2,260   3,434   3,456   RC profit for the period (a)       11,060   8,216
     82      62      67   Interest (b)                          193     259
     43      52      58   Minority shareholders' interest       154     129
-----------------------                                      --------------
  2,385   3,548   3,581   Adjusted RC profit                 11,407   8,604
=======================                                      ==============

 86,886  93,928  95,289   Average capital employed           95,219  87,200
   11.0%   15.1%   15.0%  ROACE - replacement cost basis       16.0%   13.2%
-----------------------                                      --------------
                          Pro forma basis
  2,385   3,548   3,581   Adjusted RC profit (a)             11,407   8,604
    498     474     481   Acquisition amortization            1,502   1,755
-----------------------                                      --------------
                          Adjusted RC profit -
  2,883   4,022   4,062     pro forma basis                  12,909  10,359
=======================                                      ==============

 86,886  93,928  95,289   Average capital employed           95,219  87,200
                          Average capital employed
 14,110  12,689  12,156     acquisition adjustment           12,614  15,211
-----------------------                                      --------------
                          Average capital employed
 72,776  81,239  83,133     (pro forma basis)                82,605  71,989
   15.8%   19.8%   19.5%  ROACE - Pro forma basis              20.8%   19.2%
-----------------------                                       -------------
                          Historical cost basis
  2,344   3,896   4,483   Profit for the period (a)          13,197   8,148
     82      62      67   Interest (b)                          193     259
     43      52      58   Minority shareholders' interest       154     129
-----------------------                                      --------------
  2,469   4,010   4,608   Adjusted historical cost profit    13,544   8,536
=======================                                      ==============
 86,886  93,928  95,289   Average capital employed           95,219  87,200
   11.4%   17.1%   19.3%  ROACE - historical cost basis        19.0%   13.1%

(a) 3Q 2004 includes $18 million in respect of exceptional items and $(419) million in respect of non-operating items and UPIS. Nine months 2004 includes $1,219 million in respect of exceptional items and $(701) million in respect of non-operating items and UPIS. 3Q 2003 includes $168 million in respect of exceptional items and $(385) million in respect of non-operating items and UPIS. Nine months 2003 includes $639 million in respect of exceptional items and $(402) million in respect of non-operating items and UPIS.
(b) Excludes interest on joint venture and associated undertakings' debt and is on a post-tax basis using a deemed tax rate equal to the US statutory tax rate.


                               Pre-Tax Cash Returns

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003

=======================                                      ==============
       $ million                                                 $ million


                          Replacement cost profit before
  4,029   5,906   5,858     interest and tax                 18,028  14,178
   (172)    127      15   Exceptional items                  (1,088)   (846)
-----------------------                                      --------------
  3,857   6,033   5,873   Replacement cost operating profit  16,940  13,332
    498     474     481   Acquisition amortization            1,502   1,755
-----------------------                                      --------------
                          Pro forma replacement cost
  4,355   6,507   6,354     operating profit                 18,442  15,087
    609     160     550   Non-operating items                   833     814
                          Pro forma DD&A, adjusted for non-
  1,987   2,104   2,160     cash non-operating items          6,408   6,043
-----------------------                                      --------------
  6,951   8,771   9,064   Cash returns numerator             25,683  21,944
=======================                                      ==============


 88,106  93,908  96,669   Capital employed                   96,669  88,106
                          Liabilities for current and
 16,149  17,461  17,531     deferred taxation                17,531  16,149
-----------------------                                      --------------
104,255 111,369 114,200   Operating capital employed        114,200 104,255
(13,751)(12,447)(11,865)  Acquisition adjustment            (11,865)(13,751)
-----------------------                                      --------------
 90,504  98,922 102,335   Cash returns denominator          102,335  90,504
=======================                                      ==============
 88,626  98,573 100,629   Average cash returns denominator   99,405  87,169
=======================                                      ==============
     31%     36%     36%  Cash return                            34%     34%



                  Net Debt Ratio - Net Debt: Net Debt + Equity

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million


 19,970  19,858  20,445   Gross debt                         20,445  19,970
  1,495   1,703   1,821   Cash and current asset investments  1,821   1,495
-----------------------                                      --------------
 18,475  18,155  18,624   Net debt                           18,624  18,475
=======================                                      ==============
 68,136  74,124  76,224   Equity                             76,224  68,136
     21%     20%     20%  Net debt ratio                         20%     21%
-----------------------                                      --------------
 13,751  12,447  11,865   Acquisition adjustment             11,865  13,751
-----------------------                                      --------------
     25%     23%     22%  Net debt ratio - pro forma basis       22%     25%
=======================                                      ==============


                                     Notes

1.  Restatement of comparative information

    Comparative information for 2003 has been restated to reflect the changes described below.

    (a)  Transfer of natural gas liquids activities
         With effect from 1 January 2004 natural gas liquids (NGLs) activities have been transferred from the Exploration and Production segment to Gas, Power and Renewables.

    (b) New accounting standard for pensions and other post-retirement benefits
         With effect from 1 January 2004 BP has adopted Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. This contrasts with Statement of Standard Accounting Practice No. 24 'Accounting for Pension Costs', which requires the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefits from the employee's services. The difference between the amount charged in the income statement and the amount paid as contributions into the pension fund is shown as a prepayment or provision on the balance sheet.

    (c)  Accounting for Employee Share Ownership Plans
         With effect from 1 January 2004 BP has adopted Urgent Issues Task Force Abstract No. 38 'Accounting for ESOP Trusts'. This abstract requires that BP shares held by the group for the purposes of Employee Share Ownership Plans (ESOPs) are deducted from equity on the balance sheet. Such shares were previously classified as fixed asset investments.


        Balance sheet at 31 December 2003               Restated    Reported

                                                        ====================
                                                              $ million
        Fixed assets
          Intangible assets                               13,642      13,642
          Tangible assets                                 91,911      91,911
          Investments                                     17,458      17,554
                                                        --------------------
                                                         123,011     123,107
                                                        --------------------
        Current assets                                    47,651      54,465
        Creditors - amounts falling due within one year   50,584      50,584
                                                         -------------------
        Net current assets (liabilities)                  (2,933)      3,881
                                                         -------------------
        Total assets less current liabilities            120,078     126,988
        Creditors - amounts falling due after
        more than one year                                18,959      18,959
        Provisions for liabilities and charges
          Deferred taxation                               14,371      15,273
          Other provisions                                 8,815      15,693
                                                         -------------------
        Net assets excluding pension and other
        post-retirement benefit balances                  77,933      77,063
        Defined benefit pension plan surplus               1,021           -
        Defined benefit pension plan and other
        post-retirement benefit plan deficits             (7,510)          -
                                                         -------------------
        Net assets                                        71,444      77,063
        Minority shareholders' interest                    1,125       1,125
                                                         -------------------
        BP shareholders' interest                         70,319      75,938
                                                         ===================



                                     Notes

Income statements                            Restated           Reported
                                          Third     Nine     Third     Nine
                                        Quarter   Months   Quarter   Months
                                           2003     2003      2003     2003

                                        ================   ================
                                                      $ million

Exploration and Production                3,666   11,818      3,716  11,961
Refining and Marketing                      482    1,998        434   1,853
Petrochemicals                               84      527         94     555
Gas, Power and Renewables                   127      484         96     399
Other businesses and corporate             (330)    (649)      (324)   (629)
                                        -----------------------------------
Replacement cost profit before
interest and tax                          4,029   14,178      4,016  14,139
Stock holding gains (losses)                 84      (68)        84     (68)
                                        -----------------------------------
Historical cost profit before
interest and tax                          4,113   14,110      4,100  14,071
Interest expense                            159      484        213     624
Other finance expense                       139      395          -       -
                                        -----------------------------------
Profit before taxation                    3,815   13,231      3,887  13,447
Taxation                                  1,428    4,954      1,450   5,023
                                        -----------------------------------
Profit after taxation                     2,387    8,277      2,437   8,424
Minority shareholders' interest              43      129         43     129
                                        -----------------------------------
Profit for the period                     2,344    8,148      2,394   8,295
                                        ===================================
Distribution to shareholders              1,438    4,258      1,438   4,258
                                        -----------------------------------
Earnings per ordinary share - cents
Basic                                     10.62    36.71      10.85   37.37
Diluted                                   10.51    36.51      10.74   37.18
                                        ===================================


                                     Notes

2.   Turnover

       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2003    2004    2004                                   2004    2003

     =======================                                 ==============
            $ million                                            $ million
                               By business
       7,153   8,213   8,660     Exploration and Production  25,039  23,303
      38,205  45,467  45,359     Refining and Marketing     132,520 112,574
       3,946   4,805   5,412     Petrochemicals              14,727  12,264
      15,948  18,434  20,443     Gas, Power and Renewables   59,852  48,938
                                 Other businesses
         138     132     137       and corporate                390     378
     -----------------------                                ---------------
      65,390  77,051  80,011                                232,528 197,457
                               Less: sales between
       7,140   7,960   9,126         businesses              24,950  22,750
     -----------------------                                ---------------
      58,250  69,091  70,885   Group excluding JVs          207,578 174,707
                               Share of sales by
         914   2,063   2,967     joint ventures               6,908   1,676
     -----------------------                                ---------------
      59,164  71,154  73,852                                214,486 176,383
     =======================                                ===============
                               By geographical area

                               Group excluding JVs
      12,561  17,355  21,848     UK                          56,499  40,854
      12,476  13,332  13,876     Rest of Europe              39,249  38,294
      29,119  33,541  31,435     USA                         96,779  82,563
      12,766  15,787  16,731     Rest of World               48,335  38,604
     -----------------------                                ---------------
      66,922  80,015  83,890                                240,862 200,315
       8,672  10,924  13,005    Less: sales between areas    33,284  25,608
     -----------------------                                ---------------
      58,250  69,091  70,885                                207,578 174,707
     =======================                                ===============


3.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.


                                  Notes


4.   Operating profits are after charging:


       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2003    2004    2004                                   2004    2003

     =======================                                 ==============
            $ million                                            $ million
                               Exploration expense
          11       3       4     UK                              9       16
          23       6       7     Rest of Europe                 15       32
          60      63      58     USA                           218      144
          42      36      66     Rest of World                 137      157
     -----------------------                                 --------------
         136     108     135                                   379      349
     =======================                                 ==============
                               Production taxes (a)
          65      46      51   UK petroleum revenue tax        223      256
         351     378     502   Overseas production taxes     1,279    1,046
     -----------------------                                 --------------
         416     424     553                                 1,502    1,302
     =======================                                 ==============

     (a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in
         Note 8.


5.   Stock holding gains (losses)

           -       -       5   Exploration and Production       13        3
          89     428     866   Refining and Marketing        1,823      (64)
           2      40     129   Petrochemicals                  290       45
          (7)     (6)     27   Gas, Power and Renewables        11      (52)
      ----------------------                                 --------------
          84     462   1,027                                 2,137      (68)
      ======================                                 ==============



                                     Notes

6. Interest expense

       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2003    2004    2004                                   2004    2003

     =======================                                 ==============
            $ million                                            $ million

         178     147     160   Group interest payable          456      528
         (53)    (52)    (57)  Capitalized                    (159)    (130)
     -----------------------                                 --------------
         125      95     103                                   297      398
          23      39      41   Joint ventures                  121       53
          11      11      12   Associated undertakings          35       33
     -----------------------                                 --------------
         159     145     156                                   453      484
     =======================                                 ==============


7. Other finance expense

                               Interest on pension and other
                                 post-retirement benefit
         460     491     502     plan liabilities            1,493    1,380
                               Expected return on pension
                                 and other post-retirement
        (375)   (491)   (493)    benefit plan assets        (1,482)  (1,125)
     -----------------------                                 --------------
                               Interest net of expected return
          85       -       9     on plan assets                 11      255
                               Unwinding of discount
          45      50      48     on provisions                 146      131
                               Unwinding of discount on
                                 deferred consideration for
                                 acquisition of investment
           9      26      22     in TNK-BP                      74        9
     -----------------------                                 --------------
         139      76      79                                   231      395
     =======================                                 ==============


8.   Charge for taxation

       1,528   2,165   1,672   Current                       5,543    4,515
        (100)     34     437   Deferred                        587      439
     -----------------------                                 --------------
       1,428   2,199   2,109                                 6,130    4,954
     =======================                                 ==============
         245     366     601   UK                            1,312    1,075
       1,183   1,833   1,508   Overseas                      4,818    3,879
     -----------------------                                 --------------
       1,428   2,199   2,109                                 6,130    4,954
     =======================                                 ==============



                                     Notes

9.   Analysis of changes in net debt

       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2003    2004    2004                                   2004    2003

     =======================                                 ==============
            $ million                                            $ million

                               Opening balance
      18,594  19,937  19,858   Finance debt                 22,325   22,008
       2,115   2,006   1,531   Less: Cash                    1,947    1,520
         329     328     172       Current asset investments   185      215
     -----------------------                                ---------------
      16,150  17,603  18,155   Opening net debt             20,193   20,273
     -----------------------                                ---------------
                               Closing balance
      19,970  19,858  20,445   Finance debt                 20,445   19,970
       1,091   1,531   1,576   Less: Cash                    1,576    1,091
         404     172     245       Current asset investments   245      404
     -----------------------                                ---------------
      18,475  18,155  18,624   Closing net debt             18,624   18,475
     -----------------------                                ---------------
                               Decrease (increase)
      (2,325)   (552)   (469)   in net debt                  1,569    1,798
     =======================                                ===============
                               Movement in cash/
      (1,031)   (467)     24     bank overdrafts              (382)    (480)
                               (Decrease) increase in
          76    (153)     73     current asset investments      58      182
                               Net cash outflow (inflow)
                                 from financing(excluding
      (1,440)    207    (563)    share capital)              2,104    1,590
          93       -       -   Debt transferred to TNK-BP        -       93
                               Exchange of Exchangeable Bonds
                                 for Lukoil American
           -       -       -     Depositary Shares               -      420
         (31)      7      10   Other movements                  31      139
         (12)      -       -   Debt acquired                     -      (12)
     -----------------------                                 --------------
                               Movement in net debt before
      (2,345)   (406)   (456)    exchange effects            1,811    1,932
          20    (146)    (13)  Exchange adjustments           (242)    (134)
     -----------------------                                 --------------
                               Decrease (increase)
      (2,325)   (552)   (469)    in net debt                 1,569    1,798
     =======================                                 ==============



                               Notes

10.  TNK-BP Operational and Financial Information

      29 Aug  Second   Third                                   Nine  29 Aug
     30 Sept Quarter Quarter                                 Months 30 Sept
        2003    2004    2004                                   2004    2003

     =======================                                 ==============
                               Production (Net of royalties)
                                (BP share)
         654     814     858   Crude oil (mb/d)                 813     654
         239     450     505   Natural gas (mmcf/d)             446     239
         695     891     945   Total hydrocarbons (mboe/d)(a)   889     695
     =======================                                 ==============

            $ million                                            $ million
                               Income statement (BP share)
                               Replacement cost profit
         158     581     807     before interest and tax      1,762     158
           -       -       -   Stock holding gains (losses)       -       -
         (13)    (26)    (23)  Interest expense ++              (79)    (13)
         (30)   (171)   (257)  Taxation                        (543)    (30)
          (1)    (10)     (6)  Minority shareholders' interest  (26)     (1)
     -----------------------                                 --------------
         114     374     521   Net Income                     1,114     114
     =======================                                 ==============
                               ++ Excludes unwinding of discount
           9      26      22       on deferred consideration     74       9

     =======================                                 ==============

                               Cash Flow
                               Additional investment in
           -       -       -     TNK-BP joint venture        (1,416)      -
                               Dividends related to period
           -       -      23     prior to acquisition           166       -
     -----------------------                                 --------------
                               Net investment in TNK-BP
           -       -      23     joint venture               (1,250)      -
     =======================                                 ==============
           -       -   1,031   Dividends received             1,150       -
     =======================                                 ==============

       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2003    2004    2004                                   2004    2003
     =======================                                 ==============
                               Average oil marker prices ($/bbl)
       27.20   32.32   37.23   Urals (NWE - cif)              32.85   26.97
       27.20   32.60   37.41   Urals (Med - cif)              33.00   27.04
       16.08   19.71   23.33   Domestic Oil                   20.04    9.67
     =======================                                 ==============



    Balance Sheet                            30 September       31 December
                                                     2004              2003

                                                 ========       ============
                                                        $ million
    Fixed assets - investments
      Gross assets                                 12,018            10,339
      Gross liabilities                            (3,650)           (3,290)
                                                 --------           --------
                                                    8,368             7,049
                                                 ========           ========
    Deferred consideration
      Due within one year                           1,219             1,227
      Due after more than one year                  1,185             2,352
                                                 --------           --------
                                                    2,404             3,579
                                                 ========           ========

(a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.


     BP's share of the result of the TNK-BP joint venture has been included within Exploration and Production with effect from 29 August 2003. TNK-BP operational and financial information has been estimated and includes adjustments to net income in respect of prior periods amounting to a credit of $25 million in 3Q 2004 and charges of $36 million in the nine months of 2004.


                               Notes

11.  Statutory accounts

     The financial information shown in this publication is unaudited and
     does not constitute statutory accounts.   The 2003 Annual Report and
     Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.

                              Contacts

                               London                    New York
                               -------------------       ----------------

Press Office                   Roddy Kennedy             Ian Stewart
                               +44 (0)20 7496 4624       +1 212 451 8026


Investor Relations             Fergus McLeod             Rachael MacLean
                               +44 (0)20 7496 4717       +1 212 451 8072


http://www.bp.com/investors



                                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 26 October 2004                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary